SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

50101L106
(CUSIP Number)

Joachim Creus
JAB Indulgence B.V.
Piet Heinkade 55
Amsterdam, 1019 GM

The Netherlands
Tel.: +31 202 355 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

July 6, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Indulgence B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
62,142,733 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
62,142,733 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,142,733 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”), of Krispy Kreme, Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Indulgence B.V. (“JAB Indulgence”), after giving effect to the transactions described in Item 4.

(2) The percentage ownership is based upon 163,595,515 Shares issued and outstanding as of immediately after the Company’s initial public offering (“IPO”), as set forth in the Prospectus dated June 30, 2021 (the “Prospectus”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 filed by the Company with the Commission on June 1, 2021 (as amended). The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Holdings B.V. (“JAB Holdings”), including the shares of Common Stock beneficially owned by JAB Indulgence. JAB Holdings may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this “Statement”) nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Investments s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary and JAB Holdings is a direct subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
68,025,086 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
68,025,086 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,025,086 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding as of immediately after the IPO, as set forth in the Prospectus. The percentage ownership assumes that the underwriters in the IPO do not exercise their over-allotment option.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”) of Krispy Kreme, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s principal executive offices are located at 2116 Hawkins Street Charlotte, North Carolina 28203.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Exchange Act on behalf of (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Indulgence”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence (“JAB Holdings”), (iii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (iv) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (v) Joh. A. Benckiser B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Agnaten”), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Lucresca,” and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”).

The principal business address of each of JAB Indulgence, JAB Holdings and Joh. A. Benckiser is Piet Heinkade 55, 1019 GM Amsterdam, The Netherlands. The principal business address of each of JAB Investments, JAB Holding Company, Agnaten and Lucresca is 4, Rue Jean Monnet, L-2180 Luxembourg, Luxembourg.

JAB Holding Company and its affiliated group of companies, of which JAB Indulgence and JAB Holdings are members, is a Luxembourg-based and privately-held group focused on long-term investments in companies with premium brands in the consumer goods category.

The name, business address and present principal occupation or employment of each executive officer and director of JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

The Share Purchase (see Item 4) was funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Share Purchase reported herein was approximately $100 million.

Item 4.	Purpose of Transaction.

Purchase of Shares in the Company’s Initial Public Offering

On July 6, 2021, JAB Holdings purchased 5,882,353 Shares at a price of $16.0225 per Share (the “Share Purchase”) from the underwriters of the Company’s initial public offering (the “IPO”).

Distribution by KK G.P.

On July 6, 2021, JAB Holdings entered into agreements (each, a “Redemption Agreement”) with each of the general partners (the “Partners”) of KK G.P., including JAB Indulgence, pursuant to which KK G.P. agreed to distribute Shares to each Partner (collectively, the “Distribution”) in redemption of such Partner’s existing interest in KK G.P. JAB Indulgence received 62,142,733 Shares in the Distribution. Such Shares distributed to the Partners are subject to a 180-day lock-up restriction. The foregoing description of the Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the form of such Redemption Agreements, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Future Events

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Subject to the terms of the Investor Rights Agreement (defined in Item 6 below) and various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, from time-to-time the Reporting Persons may, or may cause their affiliates to, acquire, dispose of or continue to hold shares of Common Stock or other securities of the Company (including any combination or derivative thereof).

The Reporting Persons intend to engage in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects, from time-to-time.  In addition, the Reporting Persons may engage in discussions with management or the board of directors of the Company, stockholders or other securityholders of the Company and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company’s business or corporate structure, changes in the Company’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Company, or similar actions.

Except as disclosed herein or in the Prospectus dated June 30, 2021 (the “Prospectus”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on July 2, 2021, which is attached as Exhibit 3 hereto and is incorporated herein by reference, relating to the Registration Statement on Form S-1 filed by the Company with the Commission on June 1, 2021 (as amended), the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  JAB Indulgence beneficially owns 62,142,733 Shares, after giving effect to the Distribution, which represents 38.0% of the Shares issued and outstanding as of immediately after the IPO, as set forth in the Prospectus.

Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 5,882,353 Shares acquired by JAB Holdings in the Share Purchase, and, together with JAB Indulgence, to share the power to vote or dispose, or to direct the voting or disposition of, the 62,142,733 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 68,025,086 Shares, which represents 41.6% of the Shares issued and outstanding as of immediately after the IPO, as set forth in the Prospectus.

As of the date hereof, Olivier Goudet may be deemed to be the beneficial owner of an aggregate of 1,913,886 Shares, 20,902 Shares of which are owned by Mr. Goudet’s spouse, which represents approximately 1.2% of the issued and outstanding Shares as of immediately after the IPO, as set forth in the Prospectus. Mr. Goudet has the sole power to vote or dispose, or direct the voting or disposition of, 1,892,984 Shares. Mr. Goudet disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Joachim Creus beneficially owns 36,045 Shares, which represents less than 0.1% of the issued and outstanding Shares as of immediately after the IPO, as set forth in the Prospectus.

As of the date hereof, Frank Engelen beneficially owns 16,419 Shares, which represents less than 0.1% of the issued and outstanding Shares as of immediately after the IPO, as set forth in the Prospectus.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) On July 6, 2021, Mr. Goudet purchased 294,118 Shares at a price of $16.0225 per Share from the underwriters of the IPO. Except for the Distribution and the Share Purchase disclosed in Item 4 herein or as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

(d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 16, 2021, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

In connection with the IPO, on June 30, 2021, each of JAB Holdings, Olivier Goudet, Joachim Creus and Frank Engelen entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the underwriters of the IPO, in each case substantially in the form attached hereto as Exhibit 4.

In connection with the Distribution referred to in Item 4 above, JAB Holdings entered into Redemption Agreements (see Item 4), in each case substantially in the form attached hereto as Exhibit 2, with KK G.P. and each of the Partners of KK G.P., including JAB Indulgence.

On July 6, 2021, JAB Holdings entered into an Investor Rights Agreement (the “Investor Rights Agreement”), with the Company that, among other things, (i) provides JAB Holdings with certain registration rights with respect to its Shares (including the Shares received in connection with the IPO) and (ii) provides JAB Holdings with certain information rights, which shall terminate upon the earliest to occur of (1) the first date on which JAB Holdings no longer beneficially owns at least 15% of the total outstanding voting power of the Company, (2) the first date on which less than two representatives of JAB Holdings serve as members of the board of directors of the Company and (3) July 6, 2023, provided that, in the case of this clause (3), such date shall be extended for successive one year terms unless either the Company or JAB Holdings provides the other with written notice of non-renewal at least 90 days prior to such date (as it may be extended). The Investor Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference into this Item 6.

The foregoing descriptions of the Joint Filing Agreement, the Redemption Agreements, the Lock-Up Agreements and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are (or forms of which are) attached hereto or referenced herein as Exhibit 1, Exhibit 2, Exhibit 4 and Exhibit 5, respectively.

Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of July 16, 2021, by and among JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca.
2.	Form of Redemption Agreement.
3.	Prospectus of the Company dated June 30, 2021 (incorporated by reference to the Prospectus dated June 30, 2021 filed by the Company with the Commission on July 2, 2021).
4.	Form of Lock-Up Agreement.
5.	Investor Rights Agreement, dated as of July 6, 2021, by and between the Company and JAB Holdings.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

JOH. A. BENCKISER B.V. JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB INDULGENCE B.V. By: JAB Holdings B.V., its Managing Director

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Constantin Thun-Hohenstein
Name:	Constantin Thun-Hohenstein
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager
AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

SCHEDULE A

JAB Indulgence B.V.

Set forth below is a list of the directors and executive officers of JAB Indulgence B.V. as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

Constantin Thun−Hohenstein	Manager	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Joh. A. Benckiser B.V.

Set forth below is a list of the directors and executive officers of Joh. A. Benckiser B.V. as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of July 16, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Austria